October 26, 2009

Dear ___________:

Both the FMI Small Cap and Large Cap Equity portfolios experienced strong gains in the quarter ended September 30.  Our Small Cap portfolio advanced approximately 20% while Large Cap was up 14.7%.  From a long term perspective, investment results in each of our portfolios is as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)	As of September 30, 2009

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	6.00	4.13	8.67	11.42	14.69	5793.1
Russell 2000 Index	-9.55	-4.57	2.41	4.88	10.31	1754.7

Inception:  1/1/1980

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)	As of September 30, 2009

	Annualized Returns				Cumulative
	1 Year	3 Years	5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-1.13	-0.60	5.96	8.24	100.0
Standard & Poor’s 500 Index	-6.91	-5.42	1.02	-0.67	-5.7

Inception:  12/31/2000

Those of you who are regular readers of our letters may recall that in our Investment Strategy Outlook  (ISO) for the first quarter of 2009, we were quite optimistic with regard to the prospects for the markets for the next several years, based primarily upon the outstanding valuations we saw in the individual securities at that time.  As detailed in the attached ISO letters for both our Small and Large Cap Equity portfolios, our optimism is somewhat muted today, given the extremely strong performance that both of our portfolios and the market have experienced thus far in 2009.  The “green shoots” that market pundits are seeing today are not nearly as rosy, in our view, as many perceive them to be.  Hence, our current view of the market is less optimistic than most.  We discuss our market views in greater detail in the enclosed letters, as well as reviewing a few companies in each of our portfolios.

We continue to be very pleased with the long term record in both our Small and Large Cap mutual funds.  For the period ending September 30, 2009, the FMI Common Stock Fund, which is reflective of our individually managed Small Cap client portfolios, is ranked in the first percentile over the past five years, and in the third percentile over the past ten years within Morningstar’s Mid Cap Blend category -- and the FMI Large Cap Fund is ranked in the fifth percentile for three years, and the second percentile for five years ended September 30, 2009 within its Large Cap Blend peer group.

We continue to believe we have a strong “all-weather” portfolio in both small and large cap, which will serve us well over the next several years.  As always, we thank you for your continued interest in, and support of Fiduciary Management, Inc.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

/pmh
Enclosures

Morningstar

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100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545 www.fiduciarymgt.com

INVESTMENT STRATEGY OUTLOOK - LARGE CAP EQUITY
Quarter Ended September 30, 2009

September 30, 2009

Fiduciary Management, Inc. large cap portfolios gained approximately 14.5% in the quarter compared to 15.6% for the benchmark Standard & Poor’s 500 Index. Strong absolute returns were driven largely by stocks perceived to be beneficiaries of an expanding economy and included Rockwell, Tyco International and Best Buy. Despite a nearly 50% rebound in the price of American Express, the portfolio’s financial sector accounted for all of the underperformance compared to the S&P 500. The perception that we are through the financial storm drove this beaten-down S&P 500 sector significantly higher. We remain somewhat wary of and underweight this group. The portfolio is slightly ahead of the S&P 500 on a calendar year-to-date basis (approximately 21% versus 19.2%), a result that is pleasing given the fact that our portfolio typically lags strong rallies. The portfolio’s focus on both low valuation and franchises that are perhaps less cyclical than those owned by the typical fund or the benchmark usually provides good protection in difficult markets and recessions, but often trails coming out of tough times, as speculation increases and investors’ attentions move to cyclicals and  so-called “high beta” stocks.

The spectacular rise (over 50%) in the stock market from early March seems disconnected from the underlying fundamentals, which remain very poor. On the other hand, one could argue that the S&P 500’s move from 1565 or so in October of 2007 to below 700 in March of this year was an overreaction to the financial crisis and recession. On balance, today’s 1060 S&P 500 price appears to incorporate fairly optimistic expectations of future economic growth. Using The Leuthold Group’s data, 2009 earnings for the S&P 500 on an operating and reported (including write-offs) basis are estimated to be $60 and $50, respectively. This yields respective P/E ratios of 17.7 and 21.2. The corresponding P/E ratios using 2010 estimates are 14.0 and 17.7. If these numbers prove correct, they will represent a 21% and 27% growth in operating earnings for 2009 and 2010, respectively. On a reported basis, the corresponding figures are 236% (2008 experienced very heavy write-offs) and 20%.	For new investors, the September and March quarterly letters contain an abbreviated general commentary and an outline of a number of portfolio investments. The June and December letters have a lengthier commentary with no individual company discussion. Past letters are available on the Fiduciary Management, Inc. website, at www.fiduciarymgt.com/letters.html.

While it is not unusual to have strong earnings growth as the economy emerges from recession, the market seems to have made this outcome a foregone conclusion. We have little doubt that eventually better times will come, but there is currently meager fundamental improvement. Demand remains incredibly weak across a wide spectrum of industries. We are acutely attuned to signs of revenue growth, as this will be the indicator that a bona fide recovery is indeed underway, but so far the evidence is unconvincing. Unemployment continues to rise, with the official rate of 9.7% near the high of the 1982 recession. If “discouraged” workers (unemployed but not actively looking for work over the previous four weeks) and nondiscretionary part-time workers (those who would rather have full-time employment) are added, the figure is 16.8%, a post-depression high. Consumer confidence has bounced off the bottom, but remains over 30% below where it stood a few years ago. Business leaders are still hunkered down as they try to digest the implications of massive government intervention (health care, environment, financial regulation, tariffs, taxes). Many Americans are very concerned about the huge and rapidly increasing budget deficits, and this sentiment appears to be shared by our trading partners as the dollar nears an all time low.

Faith in the system, inflation expectations, interest rates and tax policy all impact business confidence and the direction of the economy. As government debt relative to GDP moves toward World War II levels, there are those that say not to worry; after all, the U.S. managed through that period and went on to a generally prosperous second half of the century. We are struck by the shallowness of this argument. A recent piece from JP Morgan cited Office of Management and Budget (OMB) data that showed, in 1945, nearly 90% of the budget was defense. Only 2% of the budget went to “payments for individuals” which includes social security, Medicare and welfare, among other programs. Based on the OMB’s 2014 projection (today’s pie chart isn’t significantly different), 64% of the budget will go to “payments for individuals.” It was relatively easy to slash defense spending once WWII ended (and we did). The growth in government programs and bureaucracies in recent decades has been nearly impossible to control, much less reduce. Today we are layering on explosive government spending due to financial bailouts and new fiscal programs. Ultimately we may have to deal with inflation, but not today.

Source:  OMB – U.S. Office of Management and Budget

Though the current environment poses very significant challenges to business creation/expansion and employment growth, history shows that negative conditions don’t persist forever. Forces often move in counter directions, checking excesses and setting the stage for better times. When confidence improves, businesses will take advantage of abundant and attractively priced labor, low capital costs and excess capacity. Consumers are saving more and while this depresses near term GDP growth, it sets the stage for more sustainable investment and consumption down the road. Additionally, there are signs of recovery in a few countries in Asia and Europe and that will help stimulate demand in the United States.

As alluded to earlier, stocks that are particularly economically sensitive have had explosive moves off the bottom. Many seem to now reflect a best case scenario. At the same time, a number of companies with steady demand characteristics have underperformed in this market. We’ve made some moves to take advantage of this situation, including the sale of Robert Half, Cisco Systems, and General Electric. We’ve also reduced our exposure to Rockwell, Grainger and American Express. On the flip side, we initiated purchases in 3M, Dentsply and Nestlé and increased the weightings of Sysco, Time Warner and Berkshire Hathaway. The portfolio remains well diversified, but somewhat more defensive than a quarter ago. Below we have highlighted two recent additions.

Dentsply International, Inc. (NASDAQ: XRAY)

Business Description

Dentsply International (“XRAY”) engages in the design, development, manufacture, and marketing of dental consumables, dental lab products, and dental specialty products worldwide. The company's dental consumable products (35% of sales) include dental anesthetics, prophylaxis paste, dental sealants, impression materials, restorative materials, tooth whiteners, and topical fluoride; small equipment, including high and low speed hand pieces, intraoral curing light systems, dental diagnostic systems, and ultrasonic scalers and polishers used in dental offices. Its dental lab products (18% of sales) comprise dental prosthetics, including artificial teeth, precious metal dental alloys, dental ceramics, and crown and bridge materials, as well as equipment, such as computer aided ceramic machining systems, and porcelain furnaces used in the preparation of dental appliances by dental laboratories. The company's specialty product line (47% of sales) consists of endodontic/orthodontic instruments and materials as well as dental implants.

Good Business

●	XRAY is the world’s largest pure-play dental company and dominates the majority of its addressable markets. In addition, the global dental market offers attractive long-term revenue growth prospects.
●	Approximately 80% of XRAY’s revenue is generated through the sale of dental consumables and can be considered recurring in nature.
●	The company owns strong brands, and its product breadth is unparalleled in the global dental industry.
●	The vast majority of XRAY’s products are not subject to reimbursement risk.
●	XRAY comfortably earns its cost of capital. The company’s trailing 10-year average return on invested capital (ROIC) is 13%.
●	The business is easy to understand.
●	The balance sheet is strong, with approximately $200 million in cash and $450 million in total debt. Net debt is only 0.5 times EBITDA and XRAY’s interest coverage is 12.7 times.

Valuation

●	The stock is down approximately 30% from its high.
●	Over the past ten years, XRAY’s shares have traded for an average enterprise value-to-sales (EV/Sales) multiple of 2.7. This compares to the current multiple of 2.3.
●
Over the past 15 years, XRAY’s shares have traded for an average enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA) multiple of 12.6. This compares to the current multiple of 10.0.

●	XRAY’s price-to-earnings (P/E) multiple has averaged 22.5 over the past 20 years, compared to the current P/E ratio of 18.4.

Management

●
Current Chairman and CEO, Bret Wise, joined XRAY in 2002 as CFO; he became COO in 2006, and in January 2007, was promoted to his role as CEO. Mr. Wise is well-respected within the dental industry and appears to be focused on ROIC.

●
XRAY employees own 6% of the diluted shares outstanding. Directors and executive officers beneficially own 1.8% of the company’s outstanding shares. This increases the odds that management and employees will think and act like shareholders.

Investment Thesis

The severity and breadth of the current downturn in the economy has led to weakness in traditionally recession resistant industries, including the dental group. Rising unemployment doesn’t bode well for high-ticket and more discretionary dental products (i.e., dental implants and orthodontics) in the near term. These products happen to be XRAY’s most profitable, and exhibit the highest growth rates. However, we believe the recent poor stock price performance, driven by concerns surrounding near term economic-related weakness, offers an attractive opportunity to invest in a high quality franchise with solid long-term growth prospects.

Nestlé S.A. (OTCBB:  NSRGY)

Description

Nestlé is the world’s largest food and beverage company with a multi-decade heritage in geographies across the globe. The company’s nearly 30 “billionaire” brands, each with annual sales of more than CHF 1 billion, account for approximately 70% of Food and Beverage sales, and contribute above average growth and margins. The company’s brand franchises are some of the strongest in the world, including Carnation, Coffee-mate, Dreyer’s, Nescafé, Nestea, Lean Cuisine, Perrier, Nestlé Chocolate and many more.

Good Business

●	Nestlé’s global franchise is unmatched in terms of product breadth, geographical spread, differentiated localized tastes and nutritional content.
●	The revenue is recurring.
●	Over the past eight years, Nestlé’s ROIC has averaged 19%.
●	Nestlé’s AA rated balance sheet is one of the strongest in the industry.
●	Nestlé’s top twenty customers account for just 10% of revenues.

Valuation

●	Over the past 5 years Nestlé has averaged a forward P/E ratio of 15.4, ranging from a low of 12 to a high of 18.6. Currently the P/E (adjusted for the Alcan and L'Oréal holdings) is 11.
●	Nestlé trades for less than 8 times EV/EBITDA. The company’s 5-year average multiple is 10.
●	Excluding the company’s ownership stakes in Alcon and L’Oréal, the core Food & Beverage business is trading at 1.1 times revenues, which is very inexpensive compared to other branded food franchises.

Management

●	Paul Bulcke has been Nestlé’s CEO since April 2008. Bulcke has held various management positions at Nestlé since 1980.
●	James Singh is Nestlé’s current CFO, since 2008. Previously Singh was the company’s VP in charge of acquisitions and business development.
●	Despite a strong ROIC profile, Nestlé has occasionally overpaid for acquisitions. Current management has committed publicly to being highly disciplined with respect to deals.
●	Nestlé’s operating management team is considered deep by industry consultants and analysts.

Investment Thesis

Nestlé has one of the strongest brand franchises in the world. Demand for its products tends to be relatively stable, which should bode well for the stock if worldwide economies remain weaker than expected. The company has a superior ROIC profile and a very attractive balance sheet. The valuation is undemanding. Over time Nestlé should generate high single-digit earnings growth and an expanding dividend.

We appreciate your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-9/30/2009

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%
2008	-26.65	-26.78	-37.03	130	0.63	$ 1,969.3	$ 4,062.5	48.48%
Q1 2009	-8.42	-8.45	-11.01	157	0.61	$ 2,101.7	$ 4,113.4	51.09%
Q2 2009	15.26	15.23	15.92	183	0.36	$ 2,618.6	$ 5,130.1	51.04%
Q3 2009**	14.70	14.65	15.60	236	0.59	$ 3,273.6	$ 6,454.5	50.72%

*Benchmark: S&P 500 Index®

** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance.  Past performance does not guarantee future results.  A client's investment return may be lower or higher than the performance shown above.  Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 6/30/2009. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 – 6/30/2009.

FMI was founded in 1980 and is an independent investment-counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $6.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.  Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.  Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.